                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)1

                                  GenCorp Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of class of securities)

                                    368682100
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 15, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 368682100                    13D           Page 2 of 9 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 3 of 9 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 368682100                    13D           Page 4 of 9 pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 368682100                    13D           Page 5 of 9 pages
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            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

            On November  15, 2004,  Steel  Partners II delivered a letter to the
Board of Directors of the Issuer expressing its disappointment with the Issuer's decision to reject the  proposal of Steel  Partners II to acquire the Issuer for
$17.00  per  share  in  cash  as not  in  the  best  interests  of the  Issuer's stockholders.  Steel  Partners II says that based upon  discussions to date with strategic and other financing sources, it is highly confident that all necessary financing to consummate its proposal can be readily obtained.  It also indicates to the Board that it would be  prepared  to  increase  its offer from $17.00 per share if the Issuer could demonstrate a higher value.  Steel Partners II makes a second request for the Board to allow it to immediately  commence due diligence.
Steel  Partners  II  reiterates  that the  Issuer's  current  plan to dilute its existing stockholder base is ill conceived. The letter is filed as Exhibit No. 5 to this  Amendment  No. 4 to the  Schedule  13D and is  incorporated  herein  by reference.

            On November 2, 2004,  Steel  Partners II also  delivered a letter to the Issuer  submitting a proposal for inclusion in the Issuer's proxy  statement at the next annual meeting of stockholders. The proposal requests that the Board
of  Directors  of  the  Issuer  take  the  steps   necessary  to  eliminate  the
classification of the Board of Directors and to require that all directors stand for election annually.

   Item 7 is hereby amended to add the following exhibit:

            5. Letter to the Board of Directors of GenCorp Inc.,  dated November
15, 2004.

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CUSIP No. 368682100                    13D           Page 6 of 9 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 15, 2004                STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                            STEEL PARTNERS, L.L.C.

                                            By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Managing Member

                                              /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN

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CUSIP No. 368682100                    13D           Page 7 of 9 pages
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                                 EXHIBIT INDEX

                       EXHIBIT                                            PAGE

1.   Joint Filing Agreement by and between Steel Partners II, L.P. and      --
     Warren G. Lichtenstein, dated as of December 11, 2002 (previously filed).

2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,      --
     Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
     January 21, 2004 (previously filed).

3.   Letter to the Board of Directors of GenCorp Inc.,  dated November      --
     11, 2004 (previously filed).

4.   Letter  to  the  Chairman  of  the   Corporate   Governance   and      --
     Environmental  / Government  Issues  Committee  of GenCorp  Inc.,
     dated November 2, 2004 (previously filed).

5.   Letter to the Board of Directors of GenCorp Inc.,  dated November    8 to 9
     15, 2004.

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CUSIP No. 368682100                    13D           Page 8 of 9 pages
-------------------------------                  -------------------------------

                        STEEL PARTNERS II, L.P.
                          590 Madison Avenue
                              32nd Floor
                       New York, New York 10022
                          Tel (212) 758-3232
                          Fax (212) 758-5789

                           November 15, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Board of Directors
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

To:  Mr. Anderson, Mr. Cooper, Mr. Didion, Mr. Hall, Mr. Hall, Mr. Osterhoff,
     Mr. Rothmeier, Ms. Widnall, Mr. Wolfe:

          We believe that the Board's  rejection of our proposal for the GenCorp
Board to immediately negotiate with Steel Partners to acquire GenCorp for $17.00 per share is not in the best interests of GenCorp's stockholders.

          Clearly, many of the Company's stockholders are extremely disappointed by the  Board's  decision  to proceed  with its  dilutive  financing  plan.  The sentiments  publicly expressed by Steel Partners and two (other) of your largest institutional  stockholders,  Gabelli  Securities and Pirate Capital,  appear to have been  ignored  by the  Board.  From the  numerous  telephone  calls we have received,  we believe  these  opinions  regarding the ill conceived and dilutive financing  plan  are  consistent  with  the  views  held by  most  of  GenCorp's institutional stockholder base, as well as many of its individual stockholders.

          We also believe that your Chief  Executive  Officer and the  Company's financial  advisors  know (or  certainly  should  know) that Steel  Partners can quickly  arrange the  financing  for the proposed  acquisition  (Terry-you  know financing will not be a problem).  Steel Partners has been actively working with its financial advisor, Imperial Capital, and based upon discussions to date with strategic and other financing  sources,  both Imperial Capital and we are highly confident that all necessary financing to consummate our proposal can be readily obtained.

          We therefore are making a second  request for the Board to allow us to immediately commence due diligence.  We do not understand how the Board can turn down $17.00 per share as inadequate  when it was prepared to sell  approximately
20% of GenCorp's equity at approximately  $14.00 per share? It is very important for the Board to note  that we would be  prepared  to  increase  our offer  from
$17.00 per share if you can demonstrate a higher value.

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CUSIP No. 368682100                    13D           Page 9 of 9 pages
-------------------------------                  -------------------------------

          As the Board is well aware, GenCorp's anti-takeover  provisions do not allow  unconditional  offers nor do they encourage (a) offers for the Company at any price, or (b) this Board to be accountable to its stockholders. Accordingly, we again request that the Board immediately waive the Ohio anti-takeover statute and  allow  anyone,  including  Steel  Partners,  to  purchase  more than 10% of
GenCorp's  outstanding  stock without the  purchaser of the 10%+ interest  being considered  an  "Interested  Stockholder"  so that the  purchaser may be allowed
(under  Ohio law) to merge  with or acquire  GenCorp  within  three  years of it becoming a 10%+ stockholder.

          This Board should also simultaneously redeem the Company's poison pill so that  Steel  Partners  or any other  interested  party  can,  upon  obtaining financing, make an offer, which stockholders may vote upon.

          Additionally,  the Board  should  note that the  inclusion  of a "make whole" provision in any new convertible  security issued by the Company (as well as the proposed  financing) is, in our view, a waste of corporate assets and, in our belief, would be a breach of fiduciary duty by this Board and of its duty of care and loyalty to GenCorp's existing stockholders.

          We also  question the  independence  of the advice  being  provided to
GenCorp's Board by its financial advisors and legal counsel.  These are the same advisors  that are  representing  GenCorp on its  private  offering of up to $75 million of convertible debt and its public offering of up to 8.6 million shares.
How  can  these  advisors  provide   independent  advice  when  they  will  lose
substantial fees if GenCorp does not move forward with the proposed financing (a substantial part of those fees are dependent on a successful offering)?  How can this Board be considered to be acting prudently when the advice it is apparently relying  on  comes  from  advisors  who will  benefit  from  the  actions  being considered?

          We urge the Board to reconsider the words of Mario Gabelli ". . . both your  strategy and tactics are flawed and I am going to encourage you to closely examine the proposal from Steel Partners."

          Steel  Partners  (and, we believe,  many other GenCorp  stockholders')
will  not   passively   stand  by  while  this  Board  hides  behind   GenCorp's
anti-takeover  devices,  or accept the Board's  failure to enact good  corporate governance reforms. The Board's decision to dilute its existing stockholder base is a huge  mistake  especially  when it  should be clear to this  Board  that if equity is needed to be raised at the present time a rights  offering to existing stockholders  would be  equitable  and  fair.  GenCorp's  current  plans are ill conceived and will not be tolerated.

                                                Very truly yours,

                                                STEEL PARTNERS II, L.P.

                                                By: Steel Partners, L.L.C.
                                                Its: General Partner

                                                By: /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                Name:  Warren G. Lichtenstein
                                                Title: Managing Member